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Skynet Holdings, Inc. NT 10-K Notification of Late Filing                  Date Filed:   September 29, 1999
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                       Commission File Number      0-25229
                                                                ------------

(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

 For Period Ended:  June 30, 1999
                    ------------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

 For the Transition Period Ended:
                                     -------------------------------------------

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   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

                             Skynet Holdings, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

                            343 So. Glasgow Avenue
                        Los Angeles, California  90301
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City, State and Zip Code

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Skynet Holdings, Inc. NT 10-K Notification of Late Filing                  Date Filed:  Sepetember 29, 1999
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                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

       [X]          (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

       [ ]          (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, 11-K,
                            Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ]          (c)     The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Due to recent acquisitions of Fleet Delivery Service on March 15, 1999 and Pony Express Delivery Services on June 17, 1999, the Registrant needs additional time to gather additional information necessary to file the Form 10-K for the fiscal year ended June 30, 1999.



                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Martin G. Paravato, CFO                  310               642-7776
       ---------------------------------    -----------      ------------------
       (Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         [X] Yes [ ] No
       ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                         [X] Yes [ ] No

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Skynet Holdings, Inc. NT 10-K Notification of Late Filing                  Date Filed:  September 29, 1999
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  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Company expects to report significant losses for the fourth quarter and for the fiscal year ended June 30, 1999, which are significant changes over the prior fiscal year ended June 30, 1998.

  For the quarter ended June 30, 1999, the Company will report a net loss of approximately $3.2 million on revenues of $14.4 million as compared to net income of $203,000 on sales of $7.7 million for the comparable quarter of the prior year. For the year ended June 30, 1999, the Company will report a net loss of approximately $5.3 million on revenues of $41.0 million as compared to net income of $166,000 on sales of $31.8 million for the prior fiscal year.

  The results of operations were negatively impacted by the write-off of the Company's investment in a United Kingdom's equity investee amounting to approximately $1.6 million during the fourth quarter of the fiscal year ended June 30, 1999.

  In addition, the Company's results for the fourth quarter were negatively impacted by expected operating losses of approximately $700,000 incurred by recent acquisitions and approximately $1.5 million from the Company's other operations.


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                             Skynet Holdings, Inc.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 29, 1999                  /s/  Martin G. Paravato
     ---------------------------         -------------------------------------
                                               Martin G. Paravato
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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 Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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